

Mail Stop 3233

March 14, 2016

Via E-mail
Jeff Howard
Chief Executive Officer
34225 N. 25th Drive, Building 5
Phoenix, AZ 85058

> **Re: American Housing Income Trust Inc.**
> **Amendment No. 5 to Registration Statement on Form S-11**
> **Filed February 26, 2016**
> **File No. 333-208287**

Dear Mr. Howard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2016 letter.

General

1. We note your response to comment 4 and reissue in part because the risk factor section still begins on page 43. Please revise to move the risk factor section to immediately follow the Summary of Business. See Item 503(c) of Regulation S-K.

2. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X and file an updated consent from your independent auditor.

Prospectus Cover Page

3. We note your response to comment 3 and reissue because we were unable to find the additional disclosure. We note you disclosure in the table at the bottom of the cover page that the total proceeds per share from the selling shareholders will be $3.75. Please

clearly indicate on the cover page that the company will not receive any proceeds from the sale of shares by the selling shareholder. Please also revise your table accordingly.

Exhibits

4. Please file a copy of your employment agreement with Sean Zarinegar as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

You may contact Wilson Lee, Senior Staff Accountant, at (202) 551-3468, or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. You may contact Rahul Patel, Staff Attorney, at (202) 551-3799, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Anthony Paesano, Esq. (*via E-mail*)